Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: The Coca-Cola Co. (KO)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Coca-Cola Co. (KO)
Vote Yes: Item #9 – Report on Risks of State Policies Restricting Reproductive Healthcare

Annual Meeting: April 25, 2023

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Coca-Cola's Board of Directors issue a public report prior to December 31, 2023, omitting confidential information and at reasonable expense, detailing any known and potential risks or costs to the company caused by enacted or proposed state policies severely restricting reproductive rights, and detailing any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks.

Supporting Statement: Shareholders recommend that the report evaluate any risks and costs to the company associated with new laws and legislation severely restricting reproductive rights and similar restrictive laws proposed or enacted in other states. In its discretion, the board’s analysis may include any effects on employee hiring, retention, and productivity, and decisions regarding closure or expansion of operations in states proposing or enacting restrictive laws and strategies, such as any public policy advocacy by the company, related political contribution policies, and human resources or educational strategies.

RATIONALE FOR A YES VOTE

1.	A report is necessary to address the risks presented by legislative and judicial developments that have weakened access to reproductive care in states where Coca-Cola has operations.
2.	Coca-Cola and its bottlers provide healthcare coverage to over 300,000 women.
3.	Employees expect and desire comprehensive reproductive healthcare coverage.
4.	Other large employers are demonstrating leadership in assisting employees in obtaining reproductive healthcare.

2023 Proxy Memo Coca-Cola | Report on Risks of State Policies Restricting Reproductive Healthcare

DISCUSSION

The inability of Coca-Cola’s direct employees and the employees of its bottling partners to access reproductive healthcare risks impacting employee wellbeing, health, and morale; corporate reputation and brand; consumer loyalty; women’s ability to advance within the Company; and the attainment of the Company’s diversity and inclusion goals.

Investors are seeking assurance that Coca-Cola has conducted an internal review and is monitoring and responding to the potential reduction of its ability to attract the widest talent pool and maintain a qualified and stable workforce.

1.	A report is necessary to address the risks presented by legislative and judicial developments that have weakened access to reproductive care in states where Coca-Cola has operations.

Reproductive rights are under siege in the United States. States have passed more than 1,380 restrictions on abortion access since the Roe v. Wade Supreme Court ruling in 1973 that legalized the procedure.1 Now that the Supreme Court has reversed Roe v. Wade, 2 12 states have banned most abortion services outright.3

The overturning of the protections of Roe v. Wade elevates the need for the report requested in this Proposal. The Company may experience higher turnover (with its associated costs) in states with extreme abortion restrictions, and more difficulty in recruiting, or relocating, talent to those states. As a large employer with workers across the country, Coca-Cola will face these challenges more keenly than most.

The question of how Coca-Cola will provide comprehensive and equitable reproductive healthcare to its employees is no longer a mere hypothetical. It is in Coca-Cola’s best interest to assess the impact and reach of these new disruptions to employees’ ability to obtain reproductive healthcare access and, where warranted, to formulate policies to address their reproductive healthcare needs and minimize disruption. These steps may include (but need not be limited to): examining the comprehensiveness of reproductive healthcare coverage across geographies and provider networks; committing to providing insurance that covers all forms of contraceptive care; studying the feasibility of covering travel expenses incurred to obtain out-of-state abortion care; and reviewing whether the Company should take public policy positions on proposed reproductive healthcare legislation.

_____________________________

1 https://www.guttmacher.org/infographic/2022/us-states-have-enacted-1381-abortion-restrictions-roe-v-wade-was-decided-1973

2 https://www.cnbc.com/2022/06/24/roe-v-wade-overturned-by-supreme-court-ending-federal-abortion-rights.html

3 https://www.nytimes.com/interactive/2022/us/abortion-laws-roe-v-wade.html

2

2023 Proxy Memo Coca-Cola | Report on Risks of State Policies Restricting Reproductive Healthcare

Georgia, where Coca-Cola is headquartered, has numerous medically unnecessary reproductive rights restrictions that make it difficult for women to access abortion care.4 Coca-Cola and its bottling partners have more than 60 facilities across six southeastern states (Alabama, Florida, Georgia, Louisiana, Mississippi, and Tennessee).5 At this time, each of these states has passed legislation directly challenging the Roe framework by restricting access to abortions or limiting abortions past 6 or 15 weeks and nine states are limiting access to emergency contraception.6

2.	Coca-Cola and its bottlers provide healthcare coverage to over 300,000 women.

The enactment of state laws restricting abortion care may conflict with providing equitable healthcare to the Company’s employees. Coca-Cola directly employs approximately 79,000 individuals, and its bottlers represent an additional 620,000 individuals. Of Coca-Cola’s own employees, approximately 43% are women, meaning that approximately 34,000 women are directly reliant on the health benefits supplied by Coca-Cola.7 Across all 79,000 employees, spouses and family members are also impacted by the choices Coca-Cola makes about its healthcare coverage.

The loss of access to abortion care may disrupt Coca-Cola’s ability to reach workforce goals.

Coca-Cola has committed to a goal to be 50% led by women globally by 2030.8 Women who cannot access abortion when needed are three times more likely to be unemployed and four times more likely to have a household income below the federal poverty level.9 In a 2019 survey, nearly 9 in 10 women said that controlling if and when to have children has been important to their careers.10 Abortion is a common medical procedure, experienced by one of four women in the U.S. by the end of her reproductive years.11

Abortion restrictions are already interfering with women’s ability to work and reducing the talent pool.
The Institute for Women’s Policy Research estimates that 505,000 more women, aged 15–44, would enter the workforce nationally if all state-level abortion restrictions were eliminated; in North Carolina, the figure is just shy of 24,000. The Institute estimates that such restrictions cost state economies $105 billion per year by reducing labor force participation and increasing turnovers and time off rates; for Georgia, the figure is over $4.2 billion. 12

_____________________________

4 https://reproductiverights.org/maps/abortion-laws-by-state/?state=GA

5 https://cocacolaunited.com/our-locations/#:~:text=Coca-Cola%20UNITED%20has%20more%20than%2060%20facilities%20across,over%20750%

20refreshing%20beverages%20to%20some%20150%2C000%20customers

6 https://www.guttmacher.org/state-policy/explore/emergency-contraception

7 https://www.coca-colacompany.com/content/dam/journey/us/en/reports/coca-cola-business-environmental-social-governance-report-2021

8 https://www.coca-colacompany.com/content/dam/journey/us/en/reports/coca-cola-business-environmental-social-governance-report-2021.pdf#page=46

9 https://www.ansirh.org/sites/default/files/publications/files/turnaway_study_brief_web.pdf

10 https://bit.ly/37RkV5e

11 https://ajph.aphapublications.org/doi/abs/10.2105/AJPH.2017.304042

12 https://iwpr.org/costs-of-reproductive-health-restrictions

3

2023 Proxy Memo Coca-Cola | Report on Risks of State Policies Restricting Reproductive Healthcare

3.	Employees expect and desire comprehensive reproductive healthcare coverage.

A national survey of 3,500 + college-educated workers conducted in 2021 produced the following findings:

●	Most workers (73%) want their employee health insurance benefits to cover the full range of reproductive healthcare, including abortion. For women in their child-bearing years, this number is 83%.
●	Learning that a company covers some reproductive healthcare, but not abortion care, is much more likely to turn off top talent than attract them (47% would feel less positively toward the company versus 19% more positively).

●	About seven in ten (69%) say that access to reproductive healthcare, including abortion, should be part of the issues companies address around gender equity efforts in the workplace.
●	Majorities across gender, age, race, and ethnicity would be discouraged from taking a job in states that ban abortion, like Texas’ SB 8.[13]

In a 2022 survey of women under the age of 40, more than 50 percent of women under 40, regardless of political affiliation, would prefer to work for a company that supports abortion access.14 By a 2:1 margin, employed adults would prefer to live in a state where abortion is legal and accessible, according to a national survey of 2,210 adults conducted by Morning Consult.15 The results skew higher for millennials and Gen Z. This has implications for Coca-Cola’s ability to recruit workers to work in states with restrictive laws.

Given the geographic scope and sample sizes of these studies, the Proponent believes it is reasonable to infer that the views of Coca-Cola employees generally align with these findings.

4.	Other large employers are demonstrating leadership in assisting employees in obtaining reproductive healthcare.

A growing number of large companies are demonstrating leadership in offering to cover abortion-related travel costs for those who must go out of state to receive care. This includes, but is not limited to: Accenture, Airbnb, Amazon, Amazon, Bank of America, Boston Consulting Group, Deloitte, Dick’s Sporting Goods, DoorDash, Foot Locker, Goldman Sachs, Intuit, Johnson & Johnson, JPMorgan Chase, Levi Strauss, Meta, Microsoft, Netflix, Nike, Nordstrom, Others, P&G, Patagonia, PayPal, Salesforce, Starbucks, Target, Tesla, Walt Disney Company, Walmart, Warner Bros, Wells Fargo, Yelp, and Zillow.16 These companies’ more comprehensive reproductive healthcare policies may be more enticing to women seeking employment than Coca-Cola’s ambiguous policies.

_____________________________

13 https://bit.ly/3F0JusI

14 https://www.forbes.com/sites/kimelsesser/2022/08/02/employees-want-to-work-for-companies-that-support-access-to-abortion-according-to-leaninorg-study/

15 https://www.bsr.org/reports/Morning_Consult_-_State_Social_Policies.pdf

16 https://www.nytimes.com/article/abortion-companies-travel-expenses.html

4

2023 Proxy Memo Coca-Cola | Report on Risks of State Policies Restricting Reproductive Healthcare

RESPONSE TO COCA-COLA’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its statement of opposition to the resolution, the Board states: “Coca-Cola has a medical travel reimbursement policy that covers a range of travel expenses. At a minimum, this travel reimbursement policy would relate to a broad range of treatments and procedures when they are: (1) medically necessary, and (2) not available in-state.”

Proponents note that this statement creates more questions than it answers. The term "medically necessary" is used in a wide variety of ways by those discussing reproductive healthcare. It is unclear if elective abortions are covered.17 Further, the medical community is too frequently declining to provide medically necessary abortions in states with punitive anti-abortion laws, an issue that Coca-Cola’s policies do not appear to address.

In the post-Roe world, investors are seeking assurance that Coca-Cola is attentive to known and public risks related to complex topic areas such as contraception provision, travel coverage logistics, elective abortions, and public policy involvement. Coca-Cola’s current disclosures are insufficient across all of these topic areas. This presents increased operational risk to Coca-Cola in terms of hiring and retaining women employees.

By reviewing and reporting on known and potential risks or costs to the Company from enacted or proposed state policies restricting reproductive rights, and detailing any strategies beyond litigation and legal compliance that the Company may deploy to minimize or mitigate these risks, Coca-Cola can proactively address the health, well-being, and productivity of its women employees and develop any additional policies necessary to assist in obtaining the reproductive medical services they need.

CONCLUSION

A “Yes” vote is warranted.

Coca-Cola’s current response to state policies restricting healthcare access is not sufficient for shareholders’ ongoing need to assess risk and management quality. Intertwining threats exist, including those to: employee wellbeing, health and morale; corporate reputation and brand; consumer loyalty; women’s ability to advance within the Company; and the attainment of the Company’s diversity and inclusion goals.

The requested report will motivate Coca-Cola to monitor and respond to imminent threats to its ability to provide quality health and reproductive care to its employees. This care is a necessity for attracting the widest pool of talent and maintaining a qualified and stable workforce.

_____________________________

17 Proponent has asked for clarity on this issue, both formally and informally, from Coca-Cola for more than three years, with no response from the Company.

5

2023 Proxy Memo Coca-Cola | Report on Risks of State Policies Restricting Reproductive Healthcare

The requested report will act as a transparency and accountability mechanism, encouraging Coca-Cola to produce a needed internal review.

Vote “Yes” on this Shareholder Proposal #9

--

For questions, please contact Meredith Benton via As You Sow, mbenton@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

6